Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	2012	2011	2010	2009	2008
Earnings, as defined:
Income from Continuing Operations Before
Income Taxes	$2,082	$2,201	$1,239	$538	$1,273
Adjustment to reflect earnings from equity method
investments on a cash basis (a)	34	1	7	1
	2,116	2,202	1,246	539	1,273

Total fixed charges as below	1,065	1,022	698	513	568
Less:
Capitalized interest	53	51	30	43	57
Preferred security distributions of subsidiaries
on a pre-tax basis	5	23	21	24	27
Interest expense and fixed charges related to
discontinued operations		3	12	15	16
Total fixed charges included in Income from
Continuing Operations Before Income Taxes	1,007	945	635	431	468

Total earnings	$3,123	$3,147	$1,881	$970	$1,741

Fixed charges, as defined:
Interest charges (b)	$1,019	$955	$637	$446	$518
Estimated interest component of operating rentals	41	44	39	42	22
Preferred securities distributions of subsidiaries
on a pre-tax basis	5	23	21	24	27
Fixed charges of majority-owned share of 50% or
less-owned persons			1	1	1

Total fixed charges (c)	$1,065	$1,022	$698	$513	$568

Ratio of earnings to fixed charges	2.9	3.1	2.7	1.9	3.1
Ratio of earnings to combined fixed charges and
preferred stock dividends (d)	2.9	3.1	2.7	1.9	3.1

(a)	Includes other-than-temporary impairment loss of $25 million in 2012.
(b)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(c)	Interest on unrecognized tax benefits is not included in fixed charges.
(d)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

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